FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
             For the period of December 5, 2006 to December 29, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:

1.  News release dated 11 December 2006 announcing Phase I Trial of V24343
2.  News release dated 20 December 2006 announcing Appointment of Ian Clark
3.  News release dated 20 December 2006 announcing Total Voting Rights

Enclosure No. 1

11 December 2006


 Vernalis Plc Initiates a Phase I Trial of a Promising New Approach to Treating
           Obesity and Related Disorders - Including Type II Diabetes


WINNERSH, U.K., December 11, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that it has started a Phase I trial of V24343, a CB1 antagonist, as a potential treatment for obesity, type II diabetes and related disorders.

Cannabinoid type 1 receptors, (CB1) are widely expressed both in peripheral tissues involved in lipid and glucose metabolism and in the brain regions controlling appetite. Blockade of these receptors by selective CB1 receptor antagonists causes weight loss and ameliorates risk factors for obesity related disorders such as cardiovascular disease and type II diabetes. The efficacy of CB1 receptor antagonists in the treatment of obesity, type II diabetes and associated disorders has been clinically demonstrated in recent trials of Rimonabant.


Simon Sturge, CEO of Vernalis commented:

"There are only two drugs approved in the United States for long-term treatment of obesity; both of which are limited by side effects. The knowledge that CB1 antagonists reduce weight and have the capability to improve glucose control in diabetics has led to this promising new approach. Prevalence of obesity in the US and Europe has reached epidemic levels and there is a clear opportunity for an effective and well-tolerated anti-obesity drug."

The Phase I double-blind, randomised, placebo-controlled study in overweight and mildly obese volunteers will be conducted in two parts; a single ascending dose followed by a multiple ascending dose and is expected to complete in mid-2007. The primary objectives of the Phase I programme are to evaluate the safety, tolerability and pharmacokinetics of single and multiple doses of V24343; however, having overweight and mildly obese subjects in the trial ensures that the evaluation of V24343 is carried out in clinically relevant subjects.


                                   -- ends --


Enquiries:

Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
John Hutchison, Development Director
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             212-867-1762



Notes to Editors

About Obesity

Obesity, defined as a body mass index of greater than 30, arises from the accumulation of excess fat in the body from over consumption of fatty foods According to the American Obesity Association, obesity is a disease that affects nearly one-third of the adult American population (approximately 60 million). The number of overweight and obese Americans has continued to increase since 1960, a trend that is not slowing down. Today, 64.5 percent of adult Americans (about 127 million) are categorized as being overweight or obese. Each year, obesity causes at least 300,000 excess deaths in the U.S., and healthcare costs of American adults with obesity amount to approximately $100 billion. The World Health Organisation state that obesity is a major contributor to the global burden of chronic disease and disability and has reached epidemic proportions globally, with more than one billion adults overweight, at least 300 million of them being classed as clinically obese. People with obesity are at risk of developing one or more serious medical conditions, which can cause poor health
and premature death.   Obesity is associated with more than 30 medical
conditions, and scientific evidence has established a strong relationship with at least 15 of those conditions.


About Diabetes

Diabetes is a disease whereby the body does not produce or properly use insulin. Insulin is a hormone that is needed to convert sugar, starches and other food into energy. The dramatic rise in the incidence of type II diabetes is thought to be largely due to the increased prevalence of obesity. Type I diabetes results from the body's failure to produce insulin and it is estimated that 5-10% of Americans who are diagnosed with diabetes have type I diabetes. The more prevalent, type II diabetes results from insulin resistance (a condition in which the body fails to properly use insulin), combined with relative insulin deficiency and accounts for between 85 - 95% of all people with diabetes. According to the American Diabetes Association, there are 20.8 million children and adults in the United States who have diabetes. While an estimated 14.6 million of these have been diagnosed almost one-third are unaware that they have the disease.


About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has eight products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com



Product Indication     Phase Phase Phase                      Marketing Rights

                         I    II    III  Registration  Market

Apokyn  Parkinson's                                     x     North America
(R)     Disease
Frova   Migraine                                        x     US milestones &
(R)                                                           royalties - Endo
                                                              (EU - royalties)
Frova   Menstrual                             x               US milestones &
(R)     Migraine                                              royalties - Endo
        Prevention                                            (EU - royalties)
V1512   Parkinson's            x                              World Wide
        Disease                                               (excl. Italy)
V10153  Ischaemic              x                              World Wide
        stroke
V1003   Acute Pain             x                              US Profit share
                                                              Option
                                                              Reckitt Benckiser
V3381   Neuropathic            x                              World Wide
        Pain
V2006   Parkinson's      x                                    US Co-promotion
        Disease                                               Biogen Idec
MMPI    Multiple         x                                    None - royalty
        Sclerosis                                             (Serono)
V24343  Obesity          x                                    World Wide



Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 2

20 December 2006


 Vernalis Plc Strengthens Commercial Expertise by new Appointment to the Board
                          - Ian Clark from Genentech -

WINNERSH, U.K., December 20, 2006 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces the appointment of Ian Clark as a Non-Executive Director with effect from 1st January 2007. He currently serves as Executive Vice President, Commercial at Genentech, and he is responsible for leading their commercial organisation, including the Sales, Marketing, Managed Care, Market Development, and Commercial Operations functions.

Before joining Genentech in 2004, he served as president of Novartis Canada, overseeing all of the company's country operations. Before assuming his post in Canada, he served as Chief Operating Officer for Novartis in the UK. Prior to joining Novartis in 1999, Ian worked in Vice Presidential roles in sales and marketing for Sanofi (Aventis) and Ivax in the UK and Eastern Europe. He received a Bachelor of Science degree in Biological Sciences from Southampton University.

Peter Fellner, Chairman of Vernalis commented:

"We are delighted that Ian has agreed to join our Board. His exceptional sales and marketing knowledge will help Vernalis as it continues to develop its commercial expertise. Establishing our U.S. business is an important part of Vernalis' growth strategy. With two products on the market and a strong product portfolio in development, his commercial experience will be invaluable to Vernalis."

Ian Clark commenting on his appointment said:

"Vernalis is at an exciting stage of its development. The Company's commercial organisation is already marketing its own products and I look forward to lending my experience and perspective to the management team as they grow current sales and prepare for future product launches."

                                   -- ends --

Enquiries:
Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             212-867-1762



Notes to Editors

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has eight products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com


+-------+-----------+-----+-----+-----+------------+------+------------+
|Product|Indication |Phase|Phase|Phase|            |      |Marketing   |
|       |           |  I  | II  | III |Registration|Market| Rights     |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Apokyn |Parkinson's|     |     |     |            |  x   |North       |
|(R)    |Disease    |     |     |     |            |      |America     |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Migraine   |     |     |     |            |  x   |US          |
|(R)    |           |     |     |     |            |      |milestones &|
|       |           |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Menstrual  |     |     |     |     x      |      |US          |
|(R)    |Migraine   |     |     |     |            |      |milestones &|
|       |Prevention |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1512  |Parkinson's|     |  x  |     |            |      |World Wide  |
|       |Disease    |     |     |     |            |      |(excl.      |
|       |           |     |     |     |            |      |Italy)      |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V10153 |Ischaemic  |     |  x  |     |            |      |World Wide  |
|       |stroke     |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1003  |Acute Pain |     |  x  |     |            |      |US Profit   |
|       |           |     |     |     |            |      |share Option|
|       |           |     |     |     |            |      |Reckitt     |
|       |           |     |     |     |            |      |Benckiser   |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V3381  |Neuropathic|     |  x  |     |            |      |World Wide  |
|       |Pain       |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V2006  |Parkinson's|  x  |     |     |            |      |US          |
|       |Disease    |     |     |     |            |      |Co-promotion|
|       |           |     |     |     |            |      |Biogen Idec |
+-------+-----------+-----+-----+-----+------------+------+------------+
|MMPI   |Multiple   |  x  |     |     |            |      |None -      |
|       |Sclerosis  |     |     |     |            |      |royalty     |
|       |           |     |     |     |            |      |(Serono)    |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V24343 |Obesity    |  x  |     |     |            |      |World Wide  |
+-------+-----------+-----+-----+-----+------------+------+------------+


Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory clearance of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No. 3

                                  VERNALIS PLC


                 TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL



In conformity with the Transparency Directive's transitional provision 6, Vernalis Plc notifies the market, as at 20th December 2006, Vernalis Plc's issued share capital consists of 313,300,820 Ordinary 5p shares with voting rights. Vernalis Plc does not hold any Ordinary shares in Treasury.


The above figure may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, Vernalis Plc under the FSA's Disclosure and Transparency Rules.



AUTHORISED COMPANY OFFICER RESPONSIBLE FOR MAKING THIS NOTIFICATION AND
ENQUIRIES:

Tony Weir, Chief Financial Officer, 0118 977 3133



DATE OF NOTIFICATON:

20th December 2006

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: January 2, 2007                              Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer